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KENNETH.BURDON@SKADDEN.COM

June 16, 2015

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John Grzeskiewicz

Laura E. Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock MuniYield Michigan Quality Fund, Inc.
(File No. 333-203982 )

Dear Mr. Grzeskiewicz and Ms. Hatch:

Thank you for your oral comments on June 1, 2015 regarding the Preliminary Joint Proxy Statement/Prospectus on Form N-14 (the “Preliminary N-14”) filed by BlackRock MuniYield Michigan Quality Fund, Inc. (“MIY”) with respect to its proposed reorganization (the “Reorganization”) with BlackRock MuniYield Michigan Quality Fund II, Inc. (“MYM” and, together with MIY, the “Funds”) on May 8, 2015 with the U.S. Securities and Exchange Commission (the “Commission”). We have considered your comments to the Preliminary N-14 and, on behalf of MIY, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to MIY’s registration statement on Form N-14 (the “Amendment”), which MIY intends to file on or about the date hereof, and will be marked to show all changes made since the filing of the Preliminary N-14.

John Grzeskiewicz

Laura E. Hatch

June 16, 2015

Your comments are set forth in bold, followed by MIY’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Preliminary N-14.

Comments and Responses

1.	Please explain to us why (i) in Proposal 1(A) VRDP Holders of the Target Fund are voting together with the Target Fund common shareholders as a single class to approve the Reorganization, in addition to voting as a separate class in Proposal 1(B), and (ii) in Proposal 2 VRDP Holders of the Acquiring Fund are voting together with the Acquiring Fund common shareholders as a single class to approve the issuance of additional Acquiring Fund Common Shares in the Reorganization. Please also explain whether VRDP Holders vote on a share-for-share basis or based on the value of such shares, and why common shareholders of the Funds do not get a separate class vote on Reorganization-related proposals.

The voting requirements reflected in the Preliminary N-14 result from Section 18(i) of the Investment Company Act of 1940 (the “1940 Act”). Section 18(i) requires that every share of stock issued by a registered investment company be voting stock and have equal voting rights with every other outstanding voting stock, except as provided in section 18(a) of the 1940 Act or as otherwise required by law. As a result, Holders of VRDP Shares vote together with common shareholders, except as provided in section 18(a) of the 1940 Act or as otherwise required by law, and that is why Holders of VRDP Shares are voting together with common shareholders as a single class in Proposal 1(A) and Proposal 2.

Section 18(a)(2)(D) of the 1940 Act requires a separate class vote of senior securities that are stock with respect to any plan of reorganization adversely affecting such securities. In order to deny preferred shareholders a separate class vote under this provision, the Fund would be required to conclude that preferred shareholders are not adversely affected. There is very little guidance on the topic of what constitutes an adverse effect in this context and, out of an abundance of caution, industry practice is generally to provide preferred shareholders the vote to which they are entitled under section 18(a)(2)(D) of the 1940 Act. As a result, the Holders of VRDP Shares of each Fund are being asked to vote on the Reorganization as a separate class in Proposal 1(B) and Proposal 1(C). Further, in Proposal 2, Holders of VRDP Shares are not voting as a single class because approval of the issuance of additional common shares is not an item that entitles the Holders of VRDP Shares to a separate class vote under the 1940 Act or the governing documents establishing the Acquiring Fund’s VRDP Shares.

John Grzeskiewicz

Laura E. Hatch

June 16, 2015

Pursuant to the governing documents establishing the Funds’ VRDP Shares, each Holder of VRDP Shares is entitled to one vote for each VRDP Share held.

2.	Please include an auditor’s consent as an exhibit to the Amendment.

The auditor’s consent is included as an exhibit to the Amendment.

3.	In the President’s letter to shareholders, please consider using the acronyms for each Fund in the description of the vote requested, rather than the terms “Target Fund” and “Acquiring Fund.”

MIY has made the requested change.

4.	Please briefly explain to us the offering history of the Funds’ preferred share leverage.

The Funds have informed us that each Fund previously had outstanding publicly offered auction market preferred stock (“AMPS”). The Funds have also informed us that each Fund has redeemed all of its previously outstanding AMPS pursuant to the terms of such AMPS and in accordance with Rule 23c-2 under the 1940 Act.

The Funds have informed us that the outstanding VRDP Shares of each of MIY and MYM were issued only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933) in accordance with the exemption from the registration requirements of the Securities Act of 1933 provided by Section 4(2) of the Securities Act of 1933.

The Funds have also informed us that each Fund’s outstanding VRDP Shares are currently held by one shareholder. See response to Comment #5, below.

5.	Please identify to us in your response letter (i) the liquidity provider for the Funds’ VRDP Shares, and (ii) the holder of the Funds’ VRDP Shares.

The Funds have informed us that, as reflected on page 8 of the Preliminary N-14, under the heading “Summary—Other Service Providers,” Citibank, N.A. is the liquidity provider for the Funds’ VRDP Shares.

The Funds have also informed us that, as reflected on page 87 of the Preliminary N-14, under the heading “Shareholder Information,” Citibank, N.A. is the sole holder of each Fund’s outstanding VRDP Shares.

John Grzeskiewicz

Laura E. Hatch

June 16, 2015

6.	On page 2 of the Q&A under the question “How will the Reorganization affect the fees and expenses of the Funds?”, please address whether dividends paid on the Funds’ VRDP Shares have resulted in the same or different costs to the common shareholders of each Fund. Please make conforming changes throughout the Joint Proxy Statement/Prospectus.

MIY has made the requested change and has made conforming changes throughout the Joint Proxy Statement/Prospectus.

7.	Please clarify the reference to a “pro-forma Lipper expense group” on page 3 of the Q&A.

MIY has made the requested clarification.

8.	Please indicate to us whether the reference to “excluding investment-related expenses” as it relates to the Combined Fund’s total annual expense ratio is referring to interest expenses or some other investment-related expenses.

MIY has informed us that this reference to “investment-related expenses” refers to those expenses included within interest expenses in the Expense Table for Common Shareholders on page 10 of the Preliminary N-14. This includes interest expenses associated with the Funds’ investments in tender option bonds and dividends associated with the VRDP Shares; it does not include brokerage, commissions or other similar types of trading expenses.

9.	On page 8 of the Q&A in the last paragraph under the question “What shareholder approvals are required to complete the Reorganization?”, please clarify that this discussion applies to the VRDP Shares of both the Acquiring Fund and the Target Fund and please cross reference the “Shareholder Information” heading of the Joint Proxy Statement/Prospectus with respect to the “one or a small number of institutional holders” of the VRDP Shares.

MIY has made the requested clarifications.

John Grzeskiewicz

Laura E. Hatch

June 16, 2015

10.	On page 3 of the Preliminary N-14 under the heading “Summary—Total Expenses and Management Fees,” please also state the contractual management fees as a percentage of net assets attributable to common shares.

MIY has made the requested changes.

11.	On page 8 of the Preliminary N-14 under the heading “Summary—Investment Objectives and Policies—Leverage,” please disclose the amount (in percentage terms) of leverage for each Fund and a pro forma estimate of leverage for the Combined Fund.

MIY has made the requested changes.

12.	On page 35 of the Preliminary N-14 under the heading “Information About the Reorganization—Reasons for the Reorganization,” please add disclosure addressing why MYM was established as a “clone” of MIY (as opposed to, for example, issuing additional shares of MIY) and why the Reorganization is being proposed at this time.

MYM and MIY were not originally established as “clone” funds.

MYM commenced investment operations on February 28, 1992 under the name “MuniYield Michigan Fund, Inc.” According to MYM’s initial public offering prospectus, dated February 21, 1992, MYM sought to achieve its investment objective by investing primarily in a portfolio of long-term municipal obligations the interest on which, in the opinion of bond counsel to the issuer, is exempt from Federal and Michigan income taxes. MYM also stated that it intended to invest in municipal obligations which are rated investment grade.

MIY commenced investment operations on October 30, 1992 under the name “MuniYield Michigan Insured Fund, Inc.” According to MIY’s initial public offering prospectus, dated October 23, 1992, MIY sought to achieve its investment objective in the same manner as MYM; however, MIY additionally had a policy of investing, under normal circumstances, at least 80% of its assets in municipal obligations with remaining maturities of one year or more which are covered by insurance guaranteeing the timely payment of principal at maturity and interest.

Thus, when originally established, MIY and MYM offered investors distinct investment strategies designed to seek a similar investment objective of a high level of current income exempt from Federal and Michigan income taxes. As the Funds’ businesses have evolved over the course of over 20 years, the Funds have modified their names and investment strategies in an effort to continue to seek to

John Grzeskiewicz

Laura E. Hatch

June 16, 2015

provide investors with the best means of achieving the Funds’ investment objectives. This natural evolution has resulted in two funds that now have more similar investment strategies today than they did when originally conceived. The Funds respectfully submit that the disclosure contained in the Preliminary N-14 adequately sets forth the rationale for determining to combine MIY and MYM at this time, and further respectfully submit that disclosure regarding the rationale for establishing MIY and MYM as separate funds in 1992 is not relevant in light of the foregoing.

13.	On page 39 of the Preliminary N-14 under the heading “Information About the Reorganization—Reasons for the Reorganization—Capital Loss Carryforward Considerations,” please provide an estimate of the capital loss carry forwards discussed if possible.

MIY notes that this information is provided in the Preliminary N-14 on pages 84 and 85 under the heading “Certain U.S. Federal Income Tax Consequences of the Reorganization.” MIY has added a cross reference to this disclosure under the referenced heading.

14.	Beginning on page 45 of the Preliminary N-14, the disclosure regarding the Funds and their investments appears repetitive. Please consider whether it can be streamlined further.

MIY has considered the staff’s observation and believes that the referenced disclosure is not unduly repetitive in view of the disclosure requirements of Form N-14.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon